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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   FORM 6 - K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JANUARY, 2004

                        COMMISSION FILE NUMBER 333-105024

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                                  CASCADES INC.

                            404 MARIE-VICTORIN BLVD.
                              KINGSEY FALLS, QUEBEC
                                 CANADA J0A 1B0
              (Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  /X/                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________________________.


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                  This Report of Foreign Private Issuer on Form 6-K is being furnished with the Securities and Exchange Commission by Cascades Inc. (the "Company") for the purpose of providing the press release issued by the Company on January 7, 2004, a copy of which is furnished as Exhibit 99.1 hereto and incorporated herein by reference.

       Exhibit Number                  Document
       --------------                  --------

            99.1 Press release issued by Cascades Inc. on January 7, 2004








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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  CASCADES INC.

                                  By: /s/ ANDRE BELZILE
                                  -------------------------------
                                  Name:  Andre Belzile
                                  Title: Vice President and Chief
                                         Financial Officer


Date:  January 7, 2004

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EXHIBIT INDEX


       Exhibit Number                Document
       --------------                --------

            99.1 Press release issued by Cascades Inc. on January 7, 2004